UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33747

Metavante Technologies, Inc.

(Exact name of registrant as specified in its charter)

c/o Metavante Holdings, LLC

601 Riverside Ave., Jacksonville, Florida 32204

Telephone: (904) 854-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value

Deferred Compensation Obligations under the Metavante Executive Deferred Compensation Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification of or notice date: None for each class

Pursuant to the requirements of the Securities Exchange Act of 1934, Metavante Holdings, LLC (as successor by merger to Metavante Technologies, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Metavante Holdings, LLC (as successor to Metavante Technologies, Inc.)

DATE:	October 21, 2009	BY:	/S/ RONALD D. COOK
			Name:	Ronald D. Cook
			Title:	Executive Vice President, General Counsel and Corporate Secretary